ROMULUS CORP.

Erbenova 15, Prague, Czech Republic 15000

Tel. +420228880393

April 17, 2014

Ms. Ada D. Sarmento,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:       Romulus Corp.

Registration Statement on Form S-1

Filed February 21, 2014

File No. 333-194070

Dear Ms. Ada Sarmento:

Romulus Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated March 18, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 21, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Numerous sections of your filing appear to be virtually identical to a Registration Statement on Form S-1, File No. 333-175590, filed by Vitas Group, Inc. in 2011, including portions of your sales contract with the proposed supplier of your boxing machines. Please provide an explanation for this and tell us whether you are affiliated with Vitas Group.

Our Response: Romulus Corp. is not affiliated with Vitas Group. We used open sources for S-1 registration statement preparation.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our Response: The Company confirms that it has made no written communications, as defined in Securities Act Rule 405, and that no person is authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Additionally, the Company confirms that it has no and is not aware of any research reports about it that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act, and that no broker or dealer is participating or will participate in its offering.

3. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that your assets consist solely of cash, you have no revenues to date, and you have no or nominal operations. You also state that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, please revise the Risk Factors section on page 7 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Our Response: We have revised throughout the prospectus to clarify that we are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. We have discussed the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. We also added a risk factor in the Risk Factors section.

4. Your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the prospectus summary and description of business accordingly.

Our Response: We have revised the prospectus summary and description of business to describe our current company.

5. We note your disclosure on page 6 that all subscriptions are irrevocable once accepted by you. Please disclose that fact on the prospectus cover page and in the plan of distribution. Please also add a risk factor to address this risk.

Our Response: We have disclose the fact that all subscriptions are irrevocable once accepted by us on the prospectus cover page and in the plan of distribution. We have also added a risk factor to address this risk.

Registration Statement Cover Page

6. You do not appear to be registering an offering of securities pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please clarify in footnote (1) to the fee table, if true, that you are relying on Rule 416(b) and revise to track the language of Rule 416(b).

Our Response: We have clarified in footnote (1) to the fee table that we are relying on Rule 416(b) and revised to track the language of Rule 416(b).

Prospectus Summary, page 5

7. Please disclose your current cash balance in this section as of the most recent practicable date, your monthly “burn rate,” and the month you will run out of funds without the addition of capital and update such information with any subsequent amendment. Please revise the second risk factor on page 8 in this manner as well.

Our Response: We have disclosed our current cash balance in this section as of the most recent practicable date, our monthly “burn rate,” and the month we will run out of funds without the addition of capital. We have revise the second risk factor on page 8 in this manner as well.

8. Please disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and (b) your total stockholders’ equity (deficit) as of the most recent balance sheet date.

Our Response: We have disclosed the implied aggregate price of our common stock based on the offering price of $0.01 and our total stockholders’ equity (deficit) as of the most recent balance sheet date in the Prospectus Summary section.

Risk Factors, page 7

9. Because your sole employee is your sole director, he will determine his compensation, and there may not be funds available to grow your business. Please add a risk factor describing this risk.

Our Response: We have added a risk factor in accordance with the comments of the commission.

10. Please add a risk factor disclosing the risks to you because you do not intend to maintain insurance. We note in this regard your disclosure on page 25.

Our Response: We have added a risk factor disclosing the risks to us because we do not intend to maintain insurance.

Use of Proceeds, page 13

11. Please explain why you would pay $2000 in lease agreement deposits under the $20,000 proceeds scenario if you will not have sufficient funds to purchase any machines. Please also explain why the lease agreement deposits would be $2000 under the $20,000 proceeds scenario and drop down to $1500 under the $40,000 proceeds scenario.

Our Response: We have revised to correct the typo. Under $20,000 proceed scenario we will use $2,000 for purchase of boxing machines.

12. We note your disclosure that Mr. Rusakov has verbally agreed to loan the company funds to complete the registration process. Please disclose whether Mr. Rusakov has committed to any particular level of funding, either in amount or within a time period. For any amounts that you may require, please tell us whether Mr. Rusakov has the means to contribute the required amounts to the business.

Our Response: We have disclosed that Mr. Rusakov has not committed to any particular level of funding, either in amount or within a time period. Mr. Rusakov has the means to contribute the required amounts to the business as well.

Management’s Discussion and Analysis, page 16

13. Please reconcile your disclosure in the fourth paragraph on page 17 that if you raise $80,000 the funds will only last one year with your disclosure in the second paragraph under the Plan of Operation on page 17 that if you sell more than half of the shares in this offering, you believe that the funds will last for more than one year as well as provide sufficient funds for a growth strategy.

Our Response: We have revised our disclosure in accordance with the comments of the commission.

Plan of Operation, page 17

14. Please disclose why you have not undertaken to locate venues for your machines. Since you disclose that you do not anticipate material costs to do so, it is unclear why you intend to wait until the completion of the offering to begin searching for venues.

Our Response: We have revised to disclose that we have started locating venues for our machines.

Liquidity and Capital Resources, page 21

15. Please revise your liquidity discussion to disclose all liquidity commitments you will incur once you commence operations. If there is a minimum amount of revenue from a minimum number of machines you must generate in order to break even, please disclose this in the prospectus.

Our Response: We have disclosed a minimum amount of revenue from a minimum number of machines you must generate in order to break even.

Description of Business, page 22

16. Please revise the fifth paragraph of this section to state that it is your belief that strength testing amusement machines are “classic games and usually do not lose their popularity as do machines with computer graphics.”

Our Response: We have revised this disclosure in accordance with the comment of the commission.

Revenue, page 23

17. Please disclose the estimated rental fee and fixed monthly rental fee or explain the considerations in determining the fee.

Our Response: We have disclosed the estimated rental fee.

18. Please disclose the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder’s fee, and monthly collection and maintenance costs. This information will allow investors to better assess the potential profitability of your business model. Please also revise the second risk factor on page 9 in this manner.

Our Response: We have disclosed the number of plays needed in a given month for one machine to generate revenues sufficient to cover the percentage share to the venue owner, referral or finder’s fee, and monthly collection and maintenance costs. We have also revised the second risk factor on page 9 in this manner.

Sales Contract, page 24

19. We note that the total sum of the contract with Guangzhou Amusement is $140,000. Please revise the capitalized language in line #7 accordingly.

Our Response: We have revised the capitalized language.

Directors, Executive Officers, page 25

20. Please revise to briefly discuss Mr. Rusakov’s specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Our Response: We have revised our disclosure in accordance with the comments of the commission.

Certain Relationships and Related Transactions, page 27

21. Given the absence of a written rental agreement, please disclose that there is no guarantee that the office space provided by Mr. Rusakov will continue to be made available without cost in the future.

Our Response: We have disclose that there is no guarantee that the office space provided by Mr. Rusakov will continue to be made available without cost in the future.

Plan of Distribution, page 28

22. Please provide us with your analysis pursuant to Exchange Act Rule 3a4-1 that none of the persons participating in this offering is deemed to be a broker.

Our Response: We have revised to disclose that Artem Rusakov is the only person participating in this offering and he is not a broker.

Procedures for Subscribing, page 29

23. Please confirm that you will file the form of subscription agreement as an exhibit prior to effectiveness. We may have comments upon review of the exhibit.

Our Response: We have filed the form of subscription agreement as an exhibit.

Description of Securities, page 29

24. Please briefly describe any provision of your charter or by-laws that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to an extraordinary corporate transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of your assets, or liquidation. Refer to Item 202(a)(5) of Regulation S-K.

Our Response: There are no such provisions in our by-laws.

Financial Statements

25. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Our Response: We have filed updated financial statements.

Exhibit 23.1

26. Please file an updated consent letter from your auditor.

Our Response: We have filed updated consent letter from our auditor.

Please direct any further comments or questions you may have to the company at romuluscorp@gmail.com.

Thank you.

Sincerely,

/S/ Artem Rusakov

Artem Rusakov, President

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